FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  May 30, 2003

                        Commission File Number 001-16625


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F ___X___Form 40-F______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ________              No ___X_____

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82___




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This report on Form 6-K shall be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-104974), as amended, and the Registration Statement on Form F-4 (Registration No. 333-104975), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762 and 333-76938) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.



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                                    EXHIBITS



Exhibit 1 Press release dated May 30, 2003 announcing increase in regular quarterly cash dividend

Exhibit 2 Press release dated May 30, 2003 announcing shareholder approval of resolutions at annual meeting



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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 30, 2003                        BUNGE LIMITED



                                          By: /s/ William M. Wells
                                              -----------------------
                                              William M. Wells
                                              Chief Financial Officer